EXHIBIT 99-2

STRICTLY PRIVATE & CONFIDENTIAL

July 8, 2020

VIA EMAIL AND OVERNIGHT DELIVERY

Board of Trustees (the “Board”)

United Development Funding IV (the “Trust” or “you”)

c/o Hollis M. Greenlaw

Chairman of the Board and Chief Executive Officer

1301 Municipal Way, Suite 100

Grapevine, Texas 76051

hmgreenlaw@umth.com

Re: NexPoint Advisors, L.P.

Dear members of the Board:

NexPoint Advisors, L.P. (“NexPoint”, and together with its affiliates, “we” or “us”) are writing to express our continued interest in a transaction with the Trust. As we hope the Board is aware, we spoke with Mr. Greenlaw last year regarding our potential interest regarding management of the Trust. Our potential interest was founded on our belief that we were uniquely positioned to realize the Trust’s great potential for growth. Unfortunately, our potential interest was not reciprocated by either Mr. Greenlaw or the Board.

Over a year has passed since our discussions and yet the Trust continues to languish without any clear business plan or direction. Of course, this conclusion is based on very limited information given the Trust’s gross dereliction in its public reporting obligations. Notably, the Trust’s failure to file a Form 10-K (and other required periodic Exchange Act reports) in over five years or hold an annual meeting of the shareholders in over five years violates not only SEC reporting requirements but is also a violation of the Trust’s Declaration of Trust and the Bylaws, each of which expressly contemplate that there shall be an annual meeting of the shareholders. All the while, both management and the Board has presumably continued to collect fees without taking account into the views of shareholders – the group to whom they owe fiduciary duties. This failure to provide even the most basic oversight is clearly a significant factor in the Trust’s underperformance over the past several years.

It is with these factors in mind that we urge you to engage with us. We continue to believe that we are in a unique position to maximize the value of the Trust’s assets and that any transaction with us will be enthusiastically received by the investment community.

Of course, we understand the Trust remains engaged in litigation with Mr. Bass/Hayman Capital, and, as we have previously expressed to Mr. Greenlaw, our interest is unrelated to those claims. We do not want interfere with the Trust’s claims in such matter and continue to be open to any proposals the Trust has regarding the preservation of such claims in relation to any transaction.

We are very hopeful that this letter will create an opportunity for a productive dialogue and a mutually beneficial business opportunity. However, our priority as shareholders remains to ensure that the Board is acting in a manner that safeguards the long-term health of the Trust, while also maximizing shareholder value and upholding the Board’s fiduciary duties. As such, we feel it is necessary to inform you that if we do not receive meaningful engagement from the Board, we intend to file a lawsuit in Maryland state court in order to compel the Board to call the annual meeting of the shareholders. The shareholders’ right to elect Trustees is a key tenant of both corporate and securities laws. The Board’s refusal to hold an annual meeting deprives shareholders of this fundamental right and allows it to act without accountability to its shareholder base. We therefore feel that we may have no option but to pursue remedies available under law if we are unable to exercise our rights as shareholders of the Trust.

We very much look forward to discussing our proposal with you in greater detail. Thank you for your time and consideration.

Sincerely,

NexPoint Advisors, L.P.